Hampshire International Business Park Chineham Basingstoke Hampshire RG24 8EP United Kingdom Tel +44 (0)1256 894000 Fax +44 (0)1256 894708 www.shire.com

February 27, 2007

Via EDGAR
Ms. Vanessa Robertson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Shire plc
Item 4.02(a) Form 8-K
Filed February 20, 2007
File no. 000-29630

Dear Ms. Robertson:

This letter responds to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 20, 2007, relating to Item 4.02(a) of the Company’s Current Report on Form 8-K filed February 20, 2007 (the “Current Report”). Our response to the Staff’s comment has been prepared in consultation with the Company’s independent auditors, Deloitte & Touche LLP. The Staff’s comment is noted in bold below, and our response follows beneath the comment.

Item 4.02(a) Form 8-K filed February 20, 2007

1.	Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your December 31, 2005 Form 10-K and in your Form 10-Q for the periods ended September 30, 2005 and March 31, June 30 and September 30, 2006 regarding your disclosure controls and procedures.

The Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, has reconsidered the adequacy of its assertions concerning the effectiveness of its disclosure controls and procedures in its Annual Report on Form 10-K for the year ended December 31, 2005 and in its Quarterly Reports for the periods ended September 30, 2005 and March 31, June 30 and September 30, 2006.

The Company, and its independent registered public accounting firm Deloitte & Touche LLP, had concluded that the Company’s accounting treatment in respect of the value ascribed to in-process research and development (IPR&D) acquired as part of the Transkaryotic Therapies, Inc. acquisition was in accordance with generally accepted accounting principles. However, following the identification by the Company’s staff of the omission that resulted in the 2005 restatement, the Company’s management has concluded that the Company did not identify and apply correctly generally accepted accounting principles as they related to the original accounting for IPR&D because it did not have adequate specialist internal accounting resources at the time of the original accounting for IPR&D.

Recognizing the inherent limitations of a retrospective evaluation, the Company’s management further concluded that, as a result of this resource inadequacy, a material weakness had existed in its internal control over financial reporting with respect to the identification and application of generally accepted accounting principles as they related to the accounting for IPR&D acquired in a business combination at the time of the original accounting for the IPR&D and, as a result, its disclosure controls and procedures for the identification and application of generally accepted accounting principles as they related to the accounting for IPR&D acquired in a business combination were not effective in the periods covered by, and as asserted in, its reports for the year ended December 31, 2005 and the periods ended September 30, 2005 and March 31, June 30 and September 30, 2006.

During 2006, as part of the Company’s ongoing improvement of its internal control over financial reporting, the Company recruited additional staff with appropriate expertise, whose full time responsibility was to focus on selection and application of generally accepted accounting principles and related financial reporting matters. As a result of the improved controls implemented during 2006, the omission that resulted in the 2005 restatement was identified and resolved. Therefore, as of December 31, 2006, the Company’s management determined that the inadequacy in its disclosure controls and procedures for the identification and application of generally accepted accounting principles as they related to the accounting for IPR&D acquired in a business combination had been remedied.

The Company intends to include the immediately preceding three paragraphs as part of its disclosure in Item 9A of its Form 10-K for the year ended December 31, 2006, which it anticipates filing during the week of February 26, 2007. Further, based on the remedial action outlined above with respect to its disclosure controls and procedures for the identification and application of generally accepted accounting principles as they related to the accounting for IPR&D acquired in a business combination, the Company has concluded that, at December 31, 2006, its disclosure controls and procedures were effective at the reasonable level of assurance for gathering, analyzing and disclosing the information that the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Current Report; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Current Report; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or require any additional information.

Sincerely yours,

/s/ Angus Russell
Angus Russell
Chief Financial Officer

cc:	Gregory Culshaw, Deloitte & Touche LLP
John B. Meade, Davis Polk & Wardwell